UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One) ☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K
☑ Form 10-Q ☐ Form N-SAR

For Period Ended: April 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

     N/A

PART I — REGISTRANT INFORMATION

     Vermont Pure Holdings, Ltd.

Full Name of Registrant

Former Name if Applicable

     45 Krupp Drive

Address of Principal Executive Office (Street and Number)

     Williston, Vermont 05495

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In the course of a routine review of our periodic filings under the Securities Exchange Act of 1934, the Staff of the SEC has asked us for a further explanation of several accounting matters. We are in the process of complying with the Staff’s request, which could affect the disclosure in our Quarterly Report on Form 10-Q for the Quarter Ended April 30, 2005. Consequently, we are unable to file our second quarter Form 10-Q within the prescribed time period because the additional information and possible disclosure to comply with the request cannot be timely assembled and analyzed to conform with our periodic reporting requirements without unreasonable effort and expense. At present, we expect to file the second quarter Form 10-Q on or before Monday, June 20, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bruce S. MacDonald	802	860-1126

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes No ☑

Vermont Pure Holdings, Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 15, 2005	By:	/s/ Bruce S. MacDonald
Bruce S. MacDonald, Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.